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Paul, Hastings, Janofsky & Walker LLP
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May 26, 2010
VIA EDGAR [CORRESPONDENCE FILING]
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson Energy Development Company File No. 814-00725
Ladies and Gentlemen:
On behalf of Kayne Anderson Energy Development Company (the “Company”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff received in a telephone call on May 21, 2010 regarding the Company’s preliminary proxy statement filed with the Commission on May 14, 2010 (the “Proxy Statement”). For your convenience, we have summarized Mr. Sandoe’s comments below.
1.	Comment: In the examples of the dilutive effect of an offering below net asset value on page 15, please provide an example of the impact of the dilutive effect of an offering on a particular shareholder.
Response: Comment accepted. We have revised the section in the manner requested by adding an example substantially similar to that used by another registrant, as suggested by Mr. Sandoe.
2.	Comment: In the discussion regarding the reasons supporting the proposed withdrawal of the Company’s status as a business development company (“BDC”) on page 18, please explain why the Company would have greater flexibility to make additional investments in private MLPs once the Company is no longer a BDC.

Response: Comment accepted. We have inserted the following replacement disclosure:
The Company believes that the terms of the New Credit Facility (as defined below) may make it more favorable for the Company to finance new investments in private MLPs with the issuance of additional equity rather than through borrowing under the New Credit Facility. Further, the Board believes that in most instances it would not be prudent to commit capital to invest in a private MLP without financing a substantial portion of such investment through the issuance of equity in advance of making such a commitment. Under its current status as a BDC, the Company would be required to keep substantially all of the proceeds of such equity offering in cash or cash equivalents, which would have the effect of lowering the per share net investment income and cash provided by operating activities of the Company prior to the ultimate investment of such proceeds in private MLPs. By approving this proposal, it would provide the Company with the flexibility to temporarily invest the proceeds of an equity offering in more liquid securities (such as equity securities of public MLPs), which would earn a higher return than cash or cash equivalents and increase the likelihood of issuing equity prior to the identification of new private MLP investment opportunities. Additionally, the Company believes that it will be more successful in sourcing new private MLP opportunities if it has equity financing in place as a result of the flexibility provided by this proposal.
3.	Comment: In the discussion regarding the reasons supporting the proposed withdrawal of the Company’s status as a BDC on page 18, please revise the discussion of the credit line borrowing base to more clearly explain the potential advantage of the withdrawal of the BDC election.
Response: Comment accepted. The relevant paragraph has been replaced with the following paragraph:
The Company recently announced that it has entered into a new senior secured revolving credit facility (the “New Credit Facility”). The New Credit Facility substantially reduced the borrowing base attributable to the private MLPs held by the Company (the “Unquoted Borrowing Base”) and contains a provision that would increase the cost of such facility if the outstanding borrowings exceed the borrowing base of the “quoted securities,” which are generally defined as publicly traded MLPs and quoted debt investments held by the Company (the “Quoted Borrowing Base”). This provision increases the annual interest rate paid by the Company by 1.0% (from LIBOR plus 2.0% to LIBOR plus 3.0%). Under normal market conditions, the Company does not anticipate that outstanding borrowings will exceed the Quoted Borrowing Base due to the high incremental cost of borrowing against the Unquoted Borrowing Base..
4.	Comment: In the discussion regarding the impact of the proposed withdrawal of the Company’s status as a BDC on page 20, please revise the discussion of the differences in types of reports filed by the respective types of companies with the Commission.

Response: Comment accepted. We have replaced the referenced statement with the following disclosure:
The Company would no longer file certain current and periodic reports it has been filing under the Securities Exchange Act of 1934, as amended (the “1934 Act”), such as Forms 8-K, 10-Q, and 10-K. Instead, the Company would file quarterly schedules of investments, and annual and semi-annual reports, all as required for closed-end investment companies. In addition to those filing requirements, the Company intends to file quarterly reports including its schedule of investments, statement of assets and liabilities, statement of operations, statement of cash flows and notes to its financial statements.
5.	Comment. In the discussion regarding the vote required for each proposal on page 34, please clarify the application of the record holder vote on proposal two related to below-NAV sales of shares.
Response: Comment accepted. We have revised the paragraph as follows (revised text underlined):
Proposal Two. The approval of a proposal to authorize the Company to sell shares of its common stock at a price less than the NAV per share, subject to certain conditions, requires: (1) the affirmative vote of a majority of all common stockholders on the records of the Company’s transfer agent as of the Record Date, which may not reflect the underlying beneficial owners, and (2) the affirmative vote of a majority of the votes cast by the holders of common stock outstanding as of the Record Date. For the purpose of determining whether a majority of the common stockholders of record approved this proposal, abstentions and broker non-votes, if any, will have the effect of a vote against Proposal Two. For the purpose of determining whether a majority of votes cast approved this proposal, abstentions and broker non-votes, if any, will have no effect on the outcome.
* * * * * * * * * *
The Company acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that we have addressed fully Mr. Sandoe’s comments regarding the Proxy Statement. We are grateful to your continuing assistance with the review of this Proxy Statement.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.
Very truly yours,
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David J. Shladovsky, Esq., Kayne Anderson (w/ enclosures)

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